Exhibit 99.1




                          FOR IMMEDIATE RELEASE


            January 27, 1997 -- Chic by H.I.S, Inc. (New York Stock Exchange symbol: JNS) announced today that it has retained a managing underwriter for a proposed initial public offering that will result in the sale by Chic of a significant minority interest in Chic's wholly-owned German subsidiary h.i.s. sportswear GmbH headquartered in Munich. The sale is expected to occur in the second quarter of 1997. Consummation of the sale would be subject to market conditions, approval by Chic's Board of Directors, receipt of a fairness opinion from Chic's financial adviser, execution of an underwriting agreement and other definitive documentation and satisfaction of certain legal and regulatory requirements.
            Upon consummation of the proposed transaction it is anticipated that the German subsidiary's common stock will be listed on the Frankfurt and Munich stock exchanges. The securities to be sold in the proposed transaction will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
            The German subsidiary markets women's and men's jeans and casual pants under the H.I.S. brand name primarily in Germany and, to a lesser extent, Austria, Switzerland, the Czech Republic, Poland and the Netherlands.
            Chic stated that it is considering a variety of uses for the proceeds to be received by it from the proposed sale, but that ultimately the use of proceeds will depend on the timing of the sale, the amount of proceeds actually realized and other factors.




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            Chic designs, manufactures and markets moderately priced, basic style, cotton denim jeans, casual pants and shorts for women, girls, men and boys.
            FOR FURTHER INFORMATION: Contact: Chic Public Relations Department (212-302-6400).

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